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                                                                  EXHIBIT (a)(8)

September 17, 1997                                      Robert Price
                                                        (212) 757-5600



                       PRICE COMMUNICATIONS CORPORATION
                         WITHDRAWS PREVIOUS ANNOUNCED
                      EXCHANGE OFFER FOR SHARES OF COMMON
                        STOCK OF PALMER WIRELESS, INC.




        Price Communications Corporation announced today that it is withdrawing its previously announced Exchange Offer for shares of common stock of Palmer Wireless, Inc. The Company stated that it had alternative sources for the equity portion of its financing for the acquisition of Palmer, which is scheduled to close in early October, 1997.

        Upon conclusion of the Palmer acquisition, Price Communications will be a "pure" cellular telephone business (operating only traditional cellular telephone systems), and one of the few publicly traded companies whose businesses focus solely on cellular telephone systems.

        Price Communications had previously owned radio and television stations and newspapers and has now embarked on both acquiring cellular assets and has applied for fourteen (14) newly authorized FCC television stations distances from major cities but within the recently approved must carry designated areas.

        Price Communications Corporation is listed on the American Stock Exchange (PR), the Chicago Stock Exchange (PR.M), the Pacific Stock Exchange (PR.P), and the Boston Stock Exchange (PR.B). The Company is headquartered in New York City.